Mail Stop 3-09

							December 7, 2004


Glenn W. Anderson
President and Chief Executive Officer
GAINSCO, Inc.
1445 Ross Avenue, Suite 5300
Dallas, Texas 75202

Re:	GAINSCO, Inc.
	Preliminary Proxy Statement on Schedule 14A, Amendment 1
	Filed 11/17/04
	File No. 1-09828

Dear Mr. Anderson:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


SCHEDULE 14A

General

1. Please provide us with a supplemental analysis supporting your determination that an exemption to the Securities Act registration requirements is available for the issuance of securities to GMSP, Mr.
Stallings, and Reis LLC.  We may have further comments.

Would GAINSCO still be a "public company" following the recapitalization transactions? page 16

2. Please tell us how you calculated the quantity of shareholders of record. Confirm for us that the methodology you used is consistent with Telephone Interpretation M.30 in the July 1997 Telephone
Interpretations Manual, principally with respect to any institutional custodians.

This telephone interpretation reads as follows:

	Rule 12g5-1 defines "held of record" for purposes of Exchange Act Section 12(g) and 15(d). It is the counting rule for determining whether an issuer has sufficient securityholders to become or remain subject to Section 12(g) and to remain subject to Section 15(d).
Rule 12g5-1(a)(3) provides a special counting method for securities held in a custodial capacity for a single trust, estate or account.
In such a case, each trust, estate or account is a distinct holder of record for purposes of Sections 12(g) and 15(d). Institutional custodians, such as Cede & Co. and other commercial depositories, are not single holders of record for purposes of the Exchange Act`s registration and periodic reporting provisions. Instead, each of the depository`s accounts for which the securities are held is a single record holder.

	In contrast, securities held in street name by a broker-dealer are held of record under the rule only by the broker-dealer. The Commission originally proposed a version of the rule that would have looked through to the beneficial owners of the street-name securities, but adopted the rule in a form that does not produce this result.


What are the U.S. Federal income tax consequences of the recapitalization to me? page 21

3. We note your statement that KPMG that the recapitalization should have no direct U.S. Federal income tax consequences. A tax opinion should express a firm conclusion for each material income tax consequence. A mere description of the law or the use of uncertain statements is inappropriate. If you have used the term "should" to indicate that the opinion is subject to a degree of uncertainty, you must explain the uncertainty which prevented you from obtaining a "will" opinion and provide disclosure setting forth the risks to investors. Please revise the disclosure here and on page 111. Similarly, revise your tax opinions.

Mr. Anderson, page 29

4. Please explain "EBIT" here, rather than referring to the Anderson
Amendment.

Background of the Recapitalization, page 35

5. We note the new disclosure on page 38 stating that "Houlihan expressed its view that the December 2nd Proposal was not sufficiently beneficial to our common shareholders, and should not be accepted." Please discuss the specific reasons for which Houlihan felt the Proposal was not sufficiently beneficial to your common shareholders. Also, at the end of the "Background of the Recapitalization" section, where you discuss the proposed transactions that you are now inviting shareholders to vote upon, explain how the proposed transactions address or avoid the specific issues Houlihan believed to be objectionable.

6. We note your response to comment 23. Regardless of whether you provide the compensation consultant`s report and consent, please supplementally explain to us how you believe your document complies with Item 1015(b) of Regulation M-A, as required by Item 14(b)(6) of
Schedule 14A, with the limited amount of information you currently disclose about the compensation consultant. This Item appears to apply to your proxy statement by virtue of Item 14(a)(2), because you will be acquiring the securities of GMSP and Mr. Stallings.

Historical Stock Price Performance, page 52

7. We note that pursuant to comment 26, you now clarify that Sanders
Morris looked at nonstandard auto insurance companies that had market capitalizations of less than $750 million. You then list the seven companies it included in the analysis. Please state whether these seven companies constitute all of the nonstandard auto insurance companies having market capitalizations of less than $750 million. If not, identify the companies that fit this description but were not included in the analysis, and explain why they were not included. Also, explain to us supplementally, and in your filing if appropriate, why Mercury General Corp. and Progressive Corp., two companies identified on page 57 of the materials you provided in response to comment 25 as being in your "Core Comparison Group," were not included in any of the analyses.

8. We reissue comment 27 in part. Please clarify the relationship between GAINSCO`s historical stock performance and the fairness of the transaction. If there is no relationship, you should explicitly state that fact. For example, was the only purpose for the historical stock price analysis to assess whether the market believed, prior to announcement of the transactions, that GAINSCO would somehow emerge successfully from its liquidity problems? If so, please make that fact clear.

Security Ownership of Certain Beneficial Owners and Management,
page
71

9. Please identify the natural persons who are the beneficial owners of the shares held by Water Island Capital LLC.

Employee Benefit Plans, page 106

10. We note your response to comment 42. Please note that that comment was concerned not with the Employment Agreements Proposals disclosure but, rather, with the "Employee Benefit Plans" disclosure on page 95 of your initial proxy statement, now page 106 of amendment
1. Since it appeared that you were presenting the type of information described by Item 201(d) of Regulation S-K, our comment asked you to include the table required by this Item as discussed in the adopting release. We note your explanation that you are not technically required to include Item 201(d) information in this proxy statement. We also note, however, that Item 12 of Form 10-K does require Item 201(d) disclosure. Your annual meeting proxy statement, filed on 4/23/04, from which page 43 of your 2003 Form 10-K incorporates by reference the Item 12 information, does not include the table. The disclosure on page 20 of the annual meeting proxy statement is identical to the disclosure in the special meeting proxy statement. Please supplementally confirm for us that your 2004 Form
10-K will include the table, either directly or through incorporation by reference, or explain to us why you do not believe such a table is necessary.

KPMG Opinions, pages VIII-2 and IX-19

11. We note the statements at the end of both KPMG opinions that "any person or persons other than GAINSCO cannot rely upon this opinion."
Please delete these statements, or revise them to explicitly state that GAINSCO shareholders can rely on the opinions.


FORM 10-K

12. We note your response to comments 40 and 41. In your next response letter, please provide the proposed disclosure you intend to use in future filings.

9/30/04 FORM 10-Q

Interest Rate Risk, page 36

13. In your future periodic filings, please provide the quantitative information about market risk described in Item 305(a) of Regulation
S-K, as required by Part I, Item 3 of Form 10-Q.

*	*	*

	As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Greg Belliston at (202) 824-5219, Suzanne
Hayes
at (202) 942-1789, or me at (202) 942-1840 with any other
questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director

cc:	Byron F. Egan
	Jackson Walker L.L.P.
	Bank of America Plaza
	901 Main Street, Suite 6000
	Dallas, TX 75202


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Glenn W. Anderson
GAINSCO, Inc.
December 7, 2004
Page 1